SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IKON OFFICE SOLUTIONS, INC.
(Name of Subject Company (Issuer))

IKON OFFICE SOLUTIONS, INC.
 (Names of Filing Persons (Issuer and Offeror))

Common Stock, Of No Par Value Per Share
(Title of Class of Securities)

451713101
(CUSIP Number of Class of Securities)

Mark A. Hershey, Esq.
Senior Vice President, General Counsel and Secretary
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355
(610) 408-7427

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to: Richard Hall, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications are made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12.	Exhibits

Exhibit                               Description

99.1                    Press Release, issued November 20, 2007.